Exhibit 10.02

Investor Contact:
Nicole Noutsios
NMN Advisors
510-451-2952
investor_relations@adaptec.com

Adaptec and Steel Partners Announce Settlement Agreement

Steel Partners Agrees to End Election Contest

MILPITAS, CA, Oct 26, 2007 — Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, and Steel Partners II, L.P. ("Steel Partners"), which beneficially owns approximately 15% of the Company's outstanding shares, today announced that they have entered into a settlement agreement.

Under the terms of the settlement, the Company has agreed to nominate and solicit proxies for three Steel Partners representatives for election at its upcoming 2007 Annual Meeting of Stockholders to be held on December 13, 2007 to join what will become a nine-member board. Steel Partners has agreed to withdraw its preliminary proxy statement containing its opposing slate of nominees and to end its proxy solicitation.

The Company agreed to expand its Board of Directors from eight to nine members. Current directors Judith M. O'Brien and Charles J. Robel will not stand for re-election. Upon election at the Annual Meeting, Steel Partners' nominees John Mutch, John J. Quicke and Jack L. Howard will be appointed to the Company's Audit, Compensation, and Nominating and Governance Committees, respectively.

"We are pleased to reach an agreement with Steel Partners that allows us to work together to deliver value to the Company's stockholders, while continuing to provide quality solutions to its customers," said S. "Sundi" Sundaresh, President and CEO of Adaptec. "We want to thank Charles and Judith for their expertise and dedication while serving on Adaptec's Board of Directors until the stockholder meeting."

On behalf of Steel Partners and its nominees, Jack Howard stated "We are delighted to have reached a settlement with Adaptec on these important matters. We look forward to working together with Sundi and the rest of the Board to increase value for all stockholders."

ABOUT ADAPTEC, INC.

Adaptec, Inc. (NASDAQ: ADPT) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading Original Equipment Manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses, and consumers worldwide. More information is available at www.adaptec.com.

ABOUT STEEL PARTNERS II, L.P.

Steel Partners II, L.P. is a New York-based private investment partnership.

SAFE HARBOR STATEMENT

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include statements regarding Adaptec's agreement to nominate three nominees of Steel Partners for election at its upcoming annual meeting and its agreement to increase the size of its board to nine members in connection with these nominations, and the expectation that the agreement with Steel Partners will allow

Adaptec to work together to deliver value to its stockholders while continuing to provide quality solutions to its customers. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: if Adaptec does not meet its restructuring objectives, it may have to continue to implement additional plans in order to reduce its operating costs; achieving necessary support from the contract manufacturers to which Adaptec has outsourced manufacturing, assembly and packaging of its products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; Adaptec's target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including Adaptec's SAS, SATA and iSCSI lines of products; decline in consumer acceptance of Adaptec's current products; the timing and volume of orders by OEM customers for storage products; Adaptec's ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition Adaptec faces in its business. For a more complete discussion of risks related to Adaptec's business, reference is made to the section titled "Risk Factors" included in Adaptec's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward-looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.